Exhibit 99.1

Bright Scholar Announces Pricing of its US$300 million 7.45% Senior Notes Due 2022

FOSHAN, China, July 24, 2019 (PR Newswire)—Bright Scholar Education Holdings Limited (“Bright Scholar,” the “Company,” “we” or “our”) (NYSE: BEDU), the largest operator of international and bilingual K-12 schools in China*, today announced that the Company has priced the offering of US$300 million in the aggregate principal amount of its 7.45% of senior notes due 2022 (the “Notes”) at an issue price of 100.0%. The Notes are being offered outside the United States in reliance on Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The Notes are proposed to be issued by the Company and guaranteed by certain of the Company’s subsidiaries incorporated outside the People’s Republic of China.

The Notes offering is expected to close on or about July 31, 2019, subject to customary closing conditions.

The Company plans to use the net proceeds from the Notes offering to finance its overseas business expansion, repay the promissory note, and for general corporate purposes.

“This is our first bond offering as a public company,” said Jerry He, Executive Vice Chairman of Bright Scholar. “The access to the bond market backed by strong cash flow from our operations enables us to further pursue opportunities overseas, accelerate our growth as a global premium education service provider and enhance the value to our shareholders.”

Application will be made to The Stock Exchange of Hong Kong Limited (“The Hong Kong Stock Exchange”) for the listing of the Notes by way of debt issues to professional investors (as defined in Chapter 37 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and in the Securities and Futures Ordinance (Cap. 571) of Hong Kong) (together, “Professional Investors”) only. Investors should not purchase the Notes in the primary or secondary markets unless they are Professional Investors and understand the risks involved. Listing of the Notes on the Hong Kong Stock Exchange is not to be taken as an indication of the commercial merits or credit quality of the Notes, the Company and its subsidiaries or affiliated entities.

The Notes have not been and will not be registered under the Securities Act, or any state securities laws. The Notes are being offered and sold only outside the United States in offshore transactions in accordance with Regulation S under the U.S. Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of the Notes, in the United States or elsewhere, and shall not constitute an offer, solicitation or sale of such securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. No public offering of the Notes will be made in the United States, and the Company does not intend to register any part of the offering in the United States.

This press release contains information about the pending offering of the Notes, and there can be no assurance that the Notes offering will be completed.

About Bright Scholar Education Holdings Limited

Bright Scholar is the largest operator of international and bilingual K-12 schools in China*. The Company is dedicated to providing quality international education to Chinese students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education overseas. Bright Scholar also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of May 31, 2019, Bright Scholar operated 78 schools covering the breadth of K-12 academic needs of its students across nine provinces in China and one overseas school. In the first nine months of the 2019 school year ended May 31, 2019, Bright Scholar had an average of 44,632 students enrolled at its schools.

*	In terms of student enrollment as of February 28, 2019, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2019.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the completion of the Notes offering, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

GCM Strategic Communications

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-6683-2507

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